SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT PURSUANT TO SECTION 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 1)

The Endowment TEI Fund, L.P.

(Name of Issuer)

The Endowment TEI Fund, L.P.

(Name of Person(s) Filing Statement)

Limited Partnership Interests

(Title of Class of Securities)

N/A

(CUSIP Number of class of securities)

With a copy to:

John A. Blaidsell c/o Endowment Advisers, L.P. 4265 San Felipe, 8th Floor Houston, Texas 77027 (713) 993-4001	George J. Zornada K & L Gates LLP State Street Financial Center One Lincoln St. Boston, MA 02111-2950 (617) 261-3231

(Name, Address and Telephone No. of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

(October 27, 2011)

(Date Tender Offer First Published, Sent or Given to Partners)

This Amendment No. 1 relates to the Issuer Tender Offer Statement on Schedule TO (the “Statement”) originally filed on October 27, 2011 by The Endowment TEI Fund, L.P. (the “Fund”) in connection with the offer (the “Offer”) by the Fund to purchase up to $307,000,000 of limited partner interests (“Interests”) on the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal. Copies of the Offer to Purchase and Letter of Transmittal were previously filed as Exhibits 99.2 and 99.3, respectively, to the Statement.

This Amendment No. 1 is being filed to correct the references to the expiration date of the Offer from November 25, 2011 to midnight, Central Standard Time, on November 30, 2011. All other terms and conditions of the Offer remain the same as set forth in the Offer to Purchase and the related Letter of Trasnmittal contained in the Statement.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 18, 2011

The Endowment TEI Fund, L.P.

By:	/s/ John A. Blaisdell
Name:	John A. Blaisdell
Title:	Co-Principal Executive Officer